UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 12, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, business strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 11, 2014, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2013 and 2012 and for the three-year period ended December 31, 2013. It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all known relevant circumstances, including potential market sensitivity.

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2013, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities, and on EDGAR at www.sec.gov.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars except as otherwise noted. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios, stock and trading volume information)

(Unaudited)

	2013	2012 (1)	2011 (1)
	$	$	$
Operations
Revenue	781,500	784,430	786,737
Net earnings	67,357	20,381	7,384
Cash flows from operating activities before changes in working capital items	90,804	78,699	54,174
Per Common Share
Net earnings - basic	1.12	0.35	0.13
Net earnings - diluted	1.09	0.34	0.12
Cash flows from operating activities before changes in working capital items - diluted	1.47	1.30	0.92
Book Value (2)	3.79	2.58	2.33
Financial Position
Working capital (3)	115,036	111,748	124,652
Total assets	465,199	426,152	446,723
Total long-term debt	121,111	141,611	191,142
Shareholders’ equity	230,428	153,834	137,178
Selected Ratios
Current Ratio (4)	2.32	2.28	2.58
Debt to capital employed (5)	0.36	0.50	0.59
Return on equity (6)	29.2%	13.2%	5.4%
Stock Information
Weighted average shares outstanding - basic (7)	60,380	59,072	58,961
Weighted average shares outstanding - diluted (7)	61,633	60,629	59,099
Shares outstanding as of December 31 (7)	60,777	59,625	58,961
The Toronto Stock Exchange (CDN$)
Share price as of December 31	14.03	8.00	3.31
High: 52 weeks	15.62	9.07	3.31
Low: 52 weeks	7.96	3.12	1.02
Volume: 52 weeks (7)	358,507	83,972	20,907

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011, and as a result, the Company’s net earnings for 2012 and 2011 were lower than originally reported. Refer to the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 2 – Changes in Accounting Policies of the December 31, 2013 consolidated financial statements, for a summary of the impact of the adoption of this guidance on the Company’s financial results.
(2)	Shareholders’ equity divided by shares outstanding December 31
(3)	Current assets less current liabilities
(4)	Current assets divided by current liabilities
(5)	Installment portion of long-term debt plus long-term debt divided by installment portion of long-term debt plus long-term debt plus shareholders’ equity
(6)	Net earnings divided by shareholders’ equity
(7)	In thousands

FINANCIAL HIGHLIGHTS (Continued)

2013 Share Prices	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CDN$)
Q1	11.07	7.96	11.04	349,746
Q2	13.28	10.63	13.00	328,838
Q3	15.62	11.37	14.86	483,505
Q4	15.50	12.36	14.03	272,132

(1)	Average Daily Volume

Consolidated Quarterly Statements Of Earnings (Loss) (1)

(In thousands of US dollars, except per share amounts)

(Unaudited)

			1st Quarter			2nd Quarter
	2013	2012	2011	2013	2012	2011
	$	$	$	$	$	$
Revenue	196,695	198,912	192,620	193,462	197,751	209,741
Cost of sales	158,389	166,505	169,241	151,202	161,629	177,442

Gross profit	38,306	32,407	23,379	42,260	36,122	32,299

Selling, general and administrative expenses	22,959	18,373	18,406	20,208	20,653	21,558
Research expenses	1,602	1,519	1,373	1,589	1,650	1,468

	24,561	19,892	19,779	21,797	22,303	23,026

Operating profit before manufacturing facility closures, restructuring and other related charges	13,745	12,515	3,600	20,463	13,819	9,273
Manufacturing facility closures, restructuring and other related charges	27,201	546	3	924	14,152	1,543

Operating profit (loss)	(13,456)	11,969	3,597	19,539	(333)	7,730

Finance Costs
Interest	1,753	3,355	3,791	1,846	3,384	4,010
Other (income) expense	160	473	2	437	667	121

	1,913	3,828	3,793	2,283	4,051	4,131

Earnings (loss) before income tax expense (benefit)	(15,369)	8,141	(196)	17,256	(4,384)	3,599

Income tax expense (benefit)
Current	751	493	82	1,909	353	308
Deferred	(312)	(61)	154	226	(848)	(126)

	439	432	236	2,135	(495)	182

Net earnings (loss)	(15,808)	7,709	(432)	15,121	(3,889)	3,417

Earnings (loss) per share
Basic	(0.26)	0.13	(0.01)	0.25	(0.07)	0.06
Diluted	(0.26)	0.13	(0.01)	0.25	(0.07)	0.06
Weighted average number of common shares outstanding
Basic	59,692,751	58,961,050	58,961,050	60,288,991	58,981,435	58,961,050
Diluted	59,692,751	60,156,176	58,961,050	61,584,732	58,981,435	58,989,394

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011, and as a result, the Company’s net earnings for 2012 and 2011 were lower than originally reported. Refer to the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 2 – Changes in Accounting Policies of the December 31, 2013 consolidated financial statements, for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Consolidated Quarterly Statements Of Earnings (Loss) (1)

(In thousands of US dollars, except per share amounts)

(Unaudited)

			3rd Quarter			4th Quarter
	2013	2012	2011	2013	2012	2011
	$	$	$	$	$	$
Revenue	199,853	198,476	201,360	191,490	189,291	183,016
Cost of sales	159,872	163,499	171,466	153,543	154,048	155,833

Gross profit	39,981	34,977	29,894	37,947	35,243	27,183

Selling, general and administrative expenses	20,547	19,260	18,589	18,968	20,849	18,416
Research expenses	1,701	1,530	1,737	2,008	1,528	1,622

	22,248	20,790	20,326	20,976	22,377	20,038

Operating profit before manufacturing facility closures, restructuring and other related charges	17,733	14,187	9,568	16,971	12,866	7,145
Manufacturing facility closures, restructuring and other related charges	934	387	967	1,647	3,172	378

Operating profit (loss)	16,799	13,800	8,601	15,324	9,694	6,767

Finance Costs
Interest	1,261	3,347	3,901	847	3,147	3,659
Other (income) expense	190	(192)	1,610	159	355	447

	1,451	3,155	5,511	1,006	3,502	4,106

Earnings (loss) before income tax expense (benefit)	15,348	10,645	3,090	14,318	6,192	2,661

Income tax expense (benefit)
Current	729	(888)	176	233	969	122
Deferred	200	659	459	(39,540)	(464)	595

	929	(229)	635	(39,307)	505	717

Net earnings (loss)	14,419	10,874	2,455	53,625	5,687	1,944

Earnings (loss) per share
Basic	0.24	0.18	0.04	0.88	0.10	0.03
Diluted	0.23	0.18	0.04	0.86	0.09	0.03
Weighted average number of common shares outstanding
Basic	60,731,173	59,028,088	58,961,050	60,776,649	59,316,858	58,961,050
Diluted	62,072,583	61,054,123	59,267,987	62,170,733	61,036,145	59,526,474

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011, and as a result, the Company’s net earnings for 2012 and 2011 were lower than originally reported. Refer to the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 2 – Changes in Accounting Policies of the December 31, 2013 consolidated financial statements, for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Business Overview

Intertape Polymer Group Inc. operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use and retail applications. The Company’s products primarily consist of carton sealing tapes, including pressure sensitive and water activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.

In 2013, the Company reported revenue of $781.5 million, a $2.9 million or 0.4% decrease from $784.4 million for 2012. Selling prices, including the impact of product mix, increased approximately 2% and sales volume decreased approximately 3% in 2013 compared to 2012. The increase in selling prices, including the impact of product mix, was primarily due to higher prices of equivalent units to pass through raw material cost increases which is reflective of a more favourable pricing environment as well as improved mix from reduction in sales of lower margin products. The sales volume decrease was primarily due to the reduction in sales of lower margin products resulting from the de-emphasis of the sale of such products.

Gross profit totalled $158.5 million in 2013 as compared to $138.7 million in 2012, a $19.7 million or 14.2% increase. The increase in gross profit in 2013 compared to 2012 was primarily due to improved product mix from continued progress made toward reducing sales of lower margin products, increase in the spread between selling prices and raw material costs and net manufacturing cost reductions partially offset by lower sales volume.

For the year ended December 31, 2013, the Company reported net earnings of $67.4 million ($1.12 per share basic, $1.09 per share diluted) as compared to $20.4 million ($0.35 per share basic, $0.34 per share diluted) in 2012. For the year ended December 31, 2011 the Company reported net earnings of $7.4 million ($0.13 per share basic, $0.12 per share diluted). The significant increase in net earnings for 2013 compared to 2012 was primarily due to the recognition of $47.8 million of previously derecognized deferred tax assets related to the US jurisdiction combined with improved gross profit as discussed above, partially offset by a $12.4 million increase in manufacturing facility closure costs.

Manufacturing cost reduction programs implemented during 2013 primarily relating to productivity improvements and material substitution resulted in savings of approximately $14 million which included $3.2 million from the closure of the Richmond, Kentucky manufacturing facility (“Kentucky Plant Closure”) and the consolidation of shrink film production from Truro, Nova Scotia to Tremonton, Utah (“Shrink Film Consolidation”).

On August 14, 2013, the Board of Directors amended the Company’s dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment. The Board’s decision to double the annualized dividend reflects the Company’s continued financial improvement and positive outlook. Total dividends paid during 2013 were $14.5 million.

During 2013, the Company redeemed, at par value, the remaining $38.7 million aggregate principal amount of its outstanding Senior Subordinated Notes (“Notes”) due August 2014 and the Indenture was discharged and all Notes satisfied. The Company reduced total debt during 2013 by $21.5 million.

On February 6, 2014, the Board of Directors declared a dividend of $0.08 per common share payable on March 31, 2014 to shareholders of record at the close of business March 19, 2014.

Outlook

For 2014, the Company anticipates moderate revenue growth similar to the forecasted North American economic growth, while continuing to improve product mix. The Company will continue to focus on executing on the previously announced relocation and modernization of its Columbia, South Carolina manufacturing operation to a new facility in Blythewood, South Carolina (“South Carolina Project”) and on reducing variable manufacturing costs.

The Company’s financial projections include the following:

•	Revenue for the first quarter of 2014 is expected to be greater than the fourth quarter of 2013, which is reflective of normal seasonality. Revenue is expected to be approximately the same or slightly higher than the first quarter of 2013;

•	Gross margin for 2014, as well as for the first quarter of 2014, is expected to be in the range of 20% to 22%. This reflects expected further improvement resulting from gross margin expansion initiatives partially offset by approximately $3 to $7 million of temporary operating cost increases, the majority of which is expected in the second half of 2014 with the remainder expected in the first half of 2015. These expected costs are related to planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project;

•	After the South Carolina Project has been completed and start-up inefficiencies have been resolved, the Company expects overall gross margin to be between 22% and 24%;

•	Adjusted EBITDA for the first quarter of 2014 is expected to be slightly higher compared to both the fourth quarter of 2013 and the first quarter of 2013;

•	Cash flows from operations in the first quarter of 2014 are expected to be lower than the fourth quarter of 2013 primarily due to seasonal first quarter working capital requirements and are also expected to be lower than the first quarter of 2013;

•	Excluding the impact of potential tax planning, cash income taxes paid in 2014 are expected to be less than $5 million and the effective income tax rate is expected to be approximately 40%;

•	Capital expenditures:

•	Expenditures for the first quarter of 2014 are expected to be $10 to $14 million, depending on the timing of delivery of several large pieces of new equipment;

•	Expenditures for 2014, including the South Carolina Project, are expected to total $31 to $35 million excluding any new potential high-return projects that may arise; and

•	Purchases of equipment and real estate related to the South Carolina Project are still expected to total $43 to $46 million. Since starting the project, purchases of equipment and real estate were $24.5 million and the remainder is expected to be spent primarily in 2014;

•	Manufacturing cost reductions are expected to total $16 to $20 million in 2014, which includes an incremental $3 million as compared to 2013 for expected savings relating to the Kentucky Plant Closure and the Shrink Film Consolidation;

•	Consistent with prior years, the Company anticipates that some of these cost savings will be offset by other manufacturing costs that are expected to increase, such as labor and energy;

•	The South Carolina Project reflects the Company’s largest single facility improvement in many years and is expected to result in the following:

•	Total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016; and

•	Total charge of $5 to $7 million between 2014 and 2015, with approximately $1 million expected to be recorded in the first quarter of 2014; and

•	During the fourth quarter of 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of a non-renewable lease. This initiative is expected to result in charges of approximately $1.3 million primarily related to equipment relocation costs in the first half of 2014 and decrease the future operating costs. Capital expenditures for this initiative are expected to be approximately $0.5 million.

Results of Operations

The following discussion and analysis of operating results include financial results for the years ended December 31, 2013, 2012 and 2011. Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings (Loss) set forth above.

Revenue

Revenue for the year ended December 31, 2013 totalled $781.5 million, a $2.9 million or 0.4% decrease from $784.4 million for the year ended December 31, 2012. Selling prices, including the impact of product mix, increased approximately 2% and sales volume decreased approximately 3% in 2013 compared to 2012. The increase in selling prices, including the impact of product mix, was primarily due to higher prices of equivalent units to pass through raw material cost increases which is reflective of a more favourable pricing environment as well as improved mix from reduction in sales of lower margin products. The sales volume decrease was primarily due to the reduction in sales of lower margin products resulting from the de-emphasis of the sale of such products.

Revenue for the year ended December 31, 2012 decreased 0.3% compared to $786.7 million for the year ended December 31, 2011. Sales volume decreased approximately 4% and selling prices, including the impact of product mix, increased approximately 4% in 2012 compared to 2011.

The Company closed its Brantford facility in the second quarter of 2011. Revenue increased 0.3% in 2012 compared to $781.7 million for 2011 after adjusting for the closure of the Brantford facility. The adjusted selling prices, including the impact of product mix, increased approximately 3% partially offset by the adjusted sales volume decrease of approximately 3%. An improved pricing environment that began in 2011 as well as the reduction in sales of low-margin products were the primary reasons for the increase in selling prices including the impact of product mix. The decrease in sales volume was primarily due to the progress the Company made toward reducing sales of low-margin products partially offset by an increase in sales of new products.

The Company’s revenue for the fourth quarter of 2013 totalled $191.5 million, a $2.2 million or 1.2% increase from $189.3 million for the fourth quarter of 2012. Sales volume for the fourth quarter of 2013 decreased approximately 4% compared to the fourth quarter of 2012 primarily due to a reduction in sales of lower margin products and a net decline in carton sealing tapes. Selling prices, including the impact of product mix, increased approximately 5% in the fourth quarter of 2013 compared to the fourth quarter of 2012 primarily due to higher prices of equivalent units to pass through raw material cost increases which is reflective of a more favourable pricing environment as well as improved mix from reduction in sales of lower margin products.

The Company’s revenue for the fourth quarter of 2013 totalled $191.5 million, an $8.4 million or 4.2% decrease from $199.9 million for the third quarter of 2013. Sales volume for the fourth quarter of 2013 decreased approximately 4% compared to the third quarter of 2013 primarily due to normal seasonality. Selling prices, including the impact of product mix, were approximately the same in the fourth quarter of 2013 compared to the third quarter of 2013.

Gross Profit and Gross Margin

Gross profit totalled $158.5 million for the year ended December 31, 2013, a $19.7 million or 14.2% increase from $138.7 million for the year ended December 31, 2012. Gross margin was 20.3% in 2013 and 17.7% in 2012. The increase in gross profit in 2013 compared to 2012 was primarily due to improved product mix from continued progress made toward reducing sales of lower margin products, increase in the spread between selling prices and raw material costs and net manufacturing cost reductions partially offset by lower sales volume. The increase in gross margin in 2013 compared to 2012 was primarily due to an improved product mix from continued progress made toward reducing sales of lower margin products, net manufacturing cost reductions and an increase in the spread between selling prices and raw material costs.

Gross profit totalled $138.7 million for 2012, an increase of 23.1% from 2011. Gross margin was 17.7% in 2012 and 14.3% in 2011. The increase in gross profit in 2012 compared to 2011 was primarily due to an improved pricing environment, manufacturing cost reductions, increase in sales of higher margin products, and the closure of the Brantford, Ontario manufacturing facility in 2011 partially offset by lower sales volumes. The increase in gross margin in 2012 compared to 2011 was primarily due to manufacturing cost reductions, an increase in sales of higher margin products, an improved pricing environment and the progress made toward reducing sales of low-margin products.

Gross profit totalled $37.9 million in the fourth quarter of 2013, a $2.7 million or 7.7% increase from $35.2 million in the fourth quarter of 2012. Gross margin was 19.8% in the fourth quarter of 2013 and 18.6% in the fourth quarter of 2012. As compared to the fourth quarter of 2012, gross profit increased primarily due to an improved product mix and a slight increase in the spread between selling prices and raw material costs partially offset by lower sales volume. Gross margin increased primarily due to improved product mix.

Gross profit totalled $37.9 million in the fourth quarter of 2013, a $2.0 million or 5.1% decrease from $40.0 million in the third quarter of 2013. Gross margin was 19.8% in the fourth quarter of 2013 and 20.0% in the third quarter of 2013. As compared to the third quarter of 2013, gross profit decreased primarily due to lower sales volume. Gross margin slightly declined primarily due to unplanned manufacturing inefficiencies.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2013 totalled $82.7 million, a $3.5 million or 4.5% increase from $79.1 million for the year ended December 31, 2012. As a percentage of revenue, SG&A was 10.6% and 10.1% for 2013 and 2012, respectively. The increase of $3.5 million in 2013 compared to 2012 was primarily the result of increased stock-based compensation expense and a provision with respect to the resolution of a contingent liability, partially offset by the non-recurrence of professional fees related to managerial reporting enhancements during 2012. The increase in stock-based compensation expense primarily related to the impact of award vesting and an increase in the Company’s Stock Appreciation Rights (“SAR”) expense due to the increase of the Company’s share price.

SG&A for the year ended December 31, 2012 was $79.1 million compared to $77.0 million for the year ended December 31, 2011. As a percentage of revenue, SG&A was 9.8% for the year ended December 31, 2011. The increase of $2.2 million in 2012 compared to 2011 was primarily the result of higher variable compensation expense related to higher profitability, higher stock-based compensation expense and increased professional fees, partially offset by the non-recurrence of the settlement of a lawsuit.

SG&A totalled $19.0 million for the fourth quarter of 2013 compared to $20.8 million in the fourth quarter of 2012. As a percentage of revenue, SG&A was 9.9% and 11.0% for the fourth quarter of 2013 and the fourth quarter of 2012, respectively. SG&A was $1.9 million lower in the fourth quarter of 2013 compared to the fourth quarter of 2012 primarily due to lower stock-based compensation expense, lower variable compensation expense due to the timing of recording certain variable compensation expense and the non-recurrence of professional fees related to managerial reporting enhancements that occurred in the fourth quarter 2012. The decrease in stock-based compensation expense was related to the impact of a decrease in the Company’s SAR expense due to the decrease of the Company’s share price in the fourth quarter of 2013 compared to an increase in the fourth quarter of 2012.

SG&A totalled $19.0 million for the fourth quarter of 2013 compared to $20.5 million in the third quarter of 2013. As a percentage of revenue, SG&A was 9.9% and 10.3% for the fourth quarter of 2013 and the third quarter of 2013, respectively. SG&A was $1.6 million lower in the fourth quarter of 2013 compared to the third quarter of 2013 primarily due to lower SAR expense that resulted from a decrease in the Company share price in the fourth quarter of 2013.

Research Expenses

The Company continues to focus its research efforts on potential new products, technology, manufacturing processes and formulations for existing products. Research expenses for the year ended December 31, 2013 totalled $6.9 million, a $0.7 million or 10.8% increase from $6.2 million of research expense for the year ended December 31, 2012. The increase was primarily to support the South Carolina Project. As a percentage of revenue, research expenses represented 0.9%, 0.8%, 0.8% for 2013, 2012 and 2011, respectively.

Research expenses for fourth quarter of 2013 totalled $2.0 million, a $0.5 million or 31.4% increase from $1.5 million of research expenses for the fourth quarter of 2012. As a percentage of revenue, research expenses represented 1.0% for the fourth quarter of 2013 and 0.8% for the fourth quarter of 2012. The increase was primarily to support the South Carolina Project.

Manufacturing Facility Closures, Restructuring and Other Related Charges

On February 26, 2013, the Company announced its plans related to the South Carolina Project. This initiative resulted in a $1.1 million charge in the fourth quarter of 2013 primarily related to equipment relocation and accrued workforce retention costs. Total charges of $27.9 million were recorded in 2013, $23.5 million of which are non-cash items primarily related to impairment of property, plant and equipment with the remaining $4.4 million primarily consisting of environmental remediation and accrued workforce retention costs. The environmental remediation is expected to begin in 2015 upon closure of the existing manufacturing site. Capital expenditures for the South Carolina Project since inception have totalled $24.5 million. Capital expenditures recorded in the fourth quarter of 2013 for this project were $5.5 million.

During the fourth quarter of 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of a non-renewable lease. This initiative is expected to result in total charges of approximately $1.4 million primarily related to equipment relocation costs. Total costs incurred were $0.1 million in the fourth quarter of 2013 with the remainder expected to be recorded in the first half of 2014.

As announced on June 26, 2012, the Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012. This production was transferred to its Carbondale, Illinois facility in the first quarter of 2013. In addition, the Company’s North America shrink film production was consolidated in Tremonton, Utah and the production of shrink film in Truro, Nova Scotia ceased in the first quarter of 2013. The Truro facility continues to manufacture woven products. Other smaller initiatives included the closure of the manufacturing operation in Piedras Negras, Mexico in the fourth quarter of 2012. Total costs incurred in connection with activities summarized in this paragraph were $2.6 million, $0.4 million and $3.0 million for the full year ended December 31, 2013, fourth quarter of 2013 and fourth quarter of 2012, respectively. The full year ended December 31, 2013 charge of $2.6 million consists primarily of equipment relocation costs and property, plant and equipment impairments.

The fourth quarter of 2013 charge of $0.4 million consists primarily of property, plant and equipment impairments. The fourth quarter of 2012 charge of $3.0 million consists primarily of equipment relocation and property, plant and equipment impairments related to the Shrink Film Consolidation.

The Brantford, Ontario facility was shut down in the second quarter of 2011. In 2011, $3.0 million was recorded for additional severance, retention incentives, equipment transfers and other costs related to this facility closure. Total costs incurred related to this facility closure were less than $0.1 million during the full year ended December 31, 2013 and $1.1 million during the full year ended December 31, 2012. Facility closure costs were nil and $0.2 million during the fourth quarter of 2013 and the fourth quarter of 2012, respectively. In January 2013, the Company sold the Brantford, Ontario facility and received net proceeds of $1.6 million.

Operating Profit

Operating profit for the year ended December 31, 2013 totalled $38.2 million, a $3.1 million or 8.8% increase from $35.1 million for the year ended December 31, 2012. The increase was primarily the result of higher gross profit, partially offset by higher manufacturing facility closure costs.

Operating profit for 2012 amounted to $35.1 million compared to $26.7 million for 2011. The increase of $8.4 million in 2012 compared to 2011 was primarily the result of higher gross profit related to an improved pricing environment and manufacturing cost reductions partially offset by lower volumes.

Operating profit for the fourth quarter of 2013 totalled $15.3 million, a $5.6 million or 58.1% increase from $9.7 million for the fourth quarter of 2012. The increase was primarily due to higher gross profit, lower SG&A and lower manufacturing facility closure costs.

Interest

Interest expense for 2013 totalled $5.7 million, a $7.5 million or 56.9% decrease from $13.2 million of interest expense for 2012. This decrease was primarily due to the redemption of outstanding Notes bearing interest at 8.5%. The average cost of debt also decreased from December 31, 2012 to December 31, 2013 as the Company took the following actions:

•	On December 13, 2012, the Company redeemed, at par value, the aggregate principal amount of $55.0 million of outstanding Notes due August 2014, the full-year benefit of which was realized in 2013;

•	During 2013, the Company redeemed, at par value, the remaining aggregate principal amount of $38.7 million of outstanding Notes due August 2014 and the Indenture was discharged and all Notes satisfied;

•	On June 28, 2013, the Company entered into a ten-year real estate mortgage loan related to the purchase of the Blythewood, South Carolina real estate (“South Carolina Mortgage”) in the amount of $8.5 million bearing interest at 215 basis points above 30-day LIBOR (2.32% interest rate at December 31, 2013); and

•	During 2013, the Company scheduled $16.9 million of funding into finance leases bearing interest at 2.9% under the Equipment Finance Agreement entered into on August 14, 2012.

Interest expense for 2012 totalled $13.2 million, a $2.1 million or 13.9% decrease from $15.4 million of interest expense for 2011, primarily due to lower average debt levels resulting from improved free cash flows. The average cost of debt also decreased from December 31, 2011 to December 31, 2012 as the Company took the following actions:

•	On February 1, 2012, the Company entered into an amendment to its Asset-Based Loan (“ABL”) facility extending its maturity date to February 2017, and generally providing more flexibility to the Company;

•	On August 1, 2012, the Company redeemed, at par value, the aggregate principal amount of $25.0 million of its outstanding Notes due August 2014;

•	On August 14, 2012, the Company entered into an Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The terms of the arrangement include multiple individual finance leases, each of which will have a term of 60 months and a fixed interest rate of 2.74% for leases scheduled prior to January 1, 2013 and 2.90% for leases scheduled prior to January 1, 2014;

•	On November 1, 2012, the Company entered into a ten-year real estate secured term loan (“Real Estate Loan”) in the amount of $16.6 million; and

•	On December 13, 2012, the Company redeemed, at par value, the aggregate principal amount of $55.0 million of its outstanding Notes due August 2014.

The decrease in interest expense from 2011 to 2012 was partially offset by $0.9 million of debt issue costs expensed as a result of the Note redemptions.

Interest expense for the fourth quarter of 2013 totalled $0.8 million, a $2.3 million or 73.2% decrease from $3.1 million for the fourth quarter of 2012, primarily due to the redemptions of Notes of $38.7 million during 2013. The decrease was also due to $0.6 million of debt issue costs expensed in the fourth quarter of 2012 as a result of the Note redemption on December 31, 2012 with no comparable expense incurred in the fourth quarter of 2013.

Other (Income) Expense

Other expense for the year ended December 31, 2013 totalled $0.9 million, a $0.4 million or 27.4% decrease from $1.3 million for the year ended December 31, 2012. The decrease was primarily due to lower loss on the disposal of property, plant and equipment in 2013 of $0.4 million.

Other expense for the year ended December 31, 2012 was $1.3 million compared to $2.2 million for 2011, a decrease of $0.9 million. The decrease of $0.9 million in 2012 compared to 2011 was primarily due to lower foreign exchange losses in 2012.

Other expense totalled $0.2 million for the fourth quarter of 2013, a $0.2 million or 55.0% decrease from $0.4 million for the fourth quarter of 2012. The decrease of $0.2 million in the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to the recovery of unclaimed property.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings and tax planning strategies that the Company implements. The effective tax rate for 2013 was negative 113.5% compared to 1.0% for 2012 and 19.3% for 2011. The significant decrease in the effective tax rate in the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to the recognition by the Company of $47.8 million of its US deferred tax assets, all of which was previously derecognized as of December 31, 2010. Of this $47.8 million, $43.0 million impacted net earnings while the remaining impacted shareholders’ equity. This decrease in the effective tax rate was partially offset by the derecognition of $4.6 million of deferred tax assets in the Canadian jurisdiction. The decrease in the effective tax rate in the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to increased earnings in jurisdictions with lower effective tax rates and the benefit received from the ability to utilize certain US alternative minimum tax (“AMT”) net operating losses without limitation. The AMT benefit was the result of a refund of $1.2 million of AMT recorded in 2012, approximately half of which was received in 2012 and the remaining half received in 2013.

The effective tax rate was negative 274.6% in the fourth quarter of 2013 and 8.1% in the fourth quarter of 2012. As compared to the fourth quarter of 2012, the effective tax rate decreased primarily due to the recognition by the Company of $47.8 million of its US deferred tax assets, all of which was previously derecognized as of December 31, 2010. Of this $47.8 million, $43.0 million impacted net earnings while the remaining impacted shareholders’ equity. This decrease in the effective tax rate was partially offset by the derecognition of $4.6 million of deferred tax assets in the Canadian jurisdiction.

The effective tax rate was 8.1% in the fourth quarter of 2012 and 27.0% in the fourth quarter of 2011. As compared to the fourth quarter of 2011, the effective tax rate decreased primarily due to the non-recurrence of expense recorded in the fourth quarter of 2011 related to the reduction in deferred tax assets due to changes in applicable future tax rates combined with an increase in earnings in the fourth quarter of 2012 in jurisdictions with lower effective tax rates. These decreases were partially offset by tax expense recorded in the fourth quarter of 2012 related to stock options exercised during 2012.

In assessing the recoverability of deferred tax assets, Management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. In accordance with GAAP, this determination is based on quantitative and qualitative assessments by Management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.

As of December 31, 2013, management analyzed all available evidence including, in particular, the Company’s financial results for the year then ended (taxable income and earnings before income tax expense (benefit)), the 2013 budget variances, and the Company’s cumulative financial results for the prior three years. In addition, management took under significant consideration the Company’s 2014 budget, its long-term financial projections, market and industry conditions and certain available tax strategies. As a result of this detailed analysis, management determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, recognized $47.8 million of its US deferred tax assets, $43.0 million of which impacted the Company’s net earnings while the balance impacted its shareholders’ equity.

In addition, management determined it is more likely than not that a portion of its deferred tax assets related to the Company’s corporate (holding) entity (the “Entity”) will not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continues to expect that, pursuant to the Planning, the Entity will continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, the benefit of the Planning is expected to diminish over such time. Accordingly, the Company derecognized $4.6 million of its Canadian deferred tax assets as of December 31, 2013. These deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

As of December 31, 2013, the Company has $41.3 million (CDN$43.9 million) of Canadian operating loss carry-forwards expiring in 2015 through 2032, including $36.4 million (CDN$38.8 million) which have been derecognized and $90.0 million of US federal operating losses expiring in 2022 through 2033, $2.2 million of which have been derecognized.

Net Earnings

Net earnings for the year ended December 31, 2013 totalled $67.4 million, a $47.0 million or 231% increase from $20.4 million for the year ended December 31, 2012. The increase in earnings for the year ended 2013 compared to 2012 was primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013, an increase in gross profit and lower interest expense partially offset by an increase in manufacturing facility closure costs, restructuring and other related charges as previously discussed.

Net earnings for the year ended December 31, 2012 totalled $20.4 million compared to net earnings of $7.4 million for the year ended December 31, 2011. The increase in earnings for the year ended 2012 compared to 2011 was primarily due to an increase in gross profit partially offset by an increase in manufacturing facility closure costs, restructuring and other related charges previously discussed.

Net earnings for the fourth quarter of 2013 totalled $53.6 million, a $47.9 million or 843% increase from $5.7 million for the fourth quarter of 2012. The increase in earnings for the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013 and higher gross profit.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the below “Cash Flows” section for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most directly comparable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings

A reconciliation of the Company’s adjusted net earnings, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP measure, is set out in the adjusted net earnings reconciliation table below. Adjusted net earnings should not be construed as net earnings as determined by GAAP. The Company defines adjusted net earnings as net earnings before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and (vii) income tax effect of these items. The term “adjusted net earnings” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings is used by Management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted earnings per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings per share should not be construed as earnings per share as determined by GAAP. The Company defines adjusted earnings per share as adjusted net earnings divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings per share is used by Management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted Net Earnings Reconciliation To Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Net earnings	53.6	5.7	67.4	20.4	7.4

Add back:
Manufacturing facility closures, restructuring and other related charges	1.6	3.2	30.7	18.3	2.9

Stock-based compensation expense	0.1	0.9	4.9	1.8	0.8
Impairment of long-lived assets and other assets	—	—	0.2	—	—
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3	—	1.0
Income tax effect of these items	(2.9)	0.2	(1.1)	(0.9)	—

Adjusted net earnings	52.5	10.0	103.3	39.6	12.0

Earnings per share
Basic	0.88	0.10	1.12	0.35	0.13
Diluted	0.86	0.09	1.09	0.34	0.12

Adjusted earnings per share
Basic	0.86	0.17	1.71	0.67	0.20
Diluted	0.84	0.16	1.68	0.65	0.20
Weighted average number of common shares outstanding
Basic	60,776,649	59,316,858	60,379,533	59,072,407	58,961,050
Diluted	62,170,733	61,036,145	61,632,652	60,629,136	59,099,198

Adjusted net earnings for the year ended December 31, 2013 totalled $103.3 million, a $63.7 million or 161% increase from $39.6 million for the year ended December 31, 2012. The increase in adjusted net earnings of $63.7 million was primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013 and an increase in gross profit, as discussed above.

Adjusted net earnings amounted to $39.6 million for the year ended December 31, 2012 compared to adjusted net earnings of $12.0 million for 2011. Adjusted net earnings were $27.6 million higher in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to higher gross profit, lower finance costs and lower income tax expense, as discussed above.

Adjusted net earnings for the fourth quarter of 2013 totalled $52.5 million, a $42.5 million or 425% increase from $10.0 million for the fourth quarter of 2012. The increase in adjusted net earnings of $42.5 million was primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013 and an increase in gross profit, as discussed above.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA And Adjusted EBITDA Reconciliation To Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Net earnings	53.6	5.7	67.4	20.4	7.4
Add back:
Interest and other expense	1.0	3.5	6.7	14.5	17.5
Income tax expense (benefit)	(39.3)	0.5	(35.8)	0.2	1.8
Depreciation and amortization	6.9	7.6	27.7	30.4	30.9

EBITDA	22.2	17.3	66.0	65.5	57.6
Manufacturing facility closures, restructuring and other related charges	1.6	3.2	30.7	18.3	2.9
Stock-based compensation expense	0.1	0.9	4.9	1.8	0.8
Impairment of long-lived assets and other assets	0.0	—	0.2	—	—
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3	—	1.0

Adjusted EBITDA	24.0	21.4	103.1	85.6	62.2

Adjusted EBITDA for the year ended December 31, 2013 totalled $103.1 million, a $17.4 million or 20.4% increase from $85.6 million for the year ended December 31, 2012. The increase in adjusted EBITDA of $17.4 million was primarily due to increased gross profit, as discussed above.

Adjusted EBITDA totalled $85.6 million for the year ended December 31, 2012 compared to an adjusted EBITDA of $62.2 million for 2011. Adjusted EBITDA increased $23.4 million in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to increased gross margin, as discussed above.

Adjusted EBITDA for the fourth quarter of 2013 totalled $24.0 million, a $2.6 million or 12.3% increase from $21.4 million for the fourth quarter of 2012. The increase in adjusted EBITDA of $2.6 million was primarily due to increased gross profit in the fourth quarter of 2013, as discussed above.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net earnings and other comprehensive income (loss). For the years ended December 31, 2013, 2012, and 2011, the Company reported comprehensive income of $79.6 million, comprehensive income of $18.1 million, and comprehensive loss of $7.7 million, respectively. The increase in comprehensive income in 2013 was primarily due to higher net earnings in 2013 and gains from the remeasurement of the defined benefit liability compared to actuarial losses in 2012. The increase in net earnings in 2013 when compared to 2012 was primarily due to the recognition of US deferred tax assets. The increase in comprehensive income in 2012 was primarily due to higher net earnings in 2012 and lower losses from the remeasurement of the defined benefit liability when compared to 2011.

Off-Balance Sheet Arrangements

The Company had standby and documentary letters of credit issued and outstanding as of December 31, 2013 that could result in payments by the Company of up to an aggregate of $5.0 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2014.

The Company had commitments to suppliers to purchase machines and equipment totaling approximately $12.9 million as of December 31, 2013. It is expected that such amounts will be paid out in the next twelve months.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of the raw materials until consumed in production. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. At December 31, 2013, the Company had on hand $9.6 million of raw material owned by our suppliers.

The Company maintains no other off-balance sheet arrangements.

Working Capital

The Company experiences business cyclicality that requires the management of working capital resources. Historically, a larger investment in working capital is required in the beginning of the year as accounts receivable increases due to higher first quarter sales compared to prior quarter while inventory increases due to higher anticipated seasonal second quarter sales. Furthermore, certain liabilities are accrued for throughout the year and are only paid during the first quarter.

The Company uses Days Inventory to measure inventory performance. Days Inventory increased three days from 54 in the fourth quarter of 2012 to 57 in the fourth quarter of 2013. The Company expects Days Inventory to be in the mid 50’s during the first quarter of 2014. Inventories increased $2.4 million to $94.3 million as of December 31, 2013 from $91.9 million as of December 31, 2012.

The Company uses Days Sales Outstanding (“DSOs”) to measure trade receivables. DSOs increased by one day from 37 in the fourth quarter of 2012 to 38 in the fourth quarter of 2013. DSOs are expected to return to the low 40’s during the first quarter of 2014. Trade receivables increased $2.7 million to $78.5 million as of December 31, 2013 from $75.9 million as of December 31, 2012.

The calculations are shown in the following tables:

	Three months ended			Three months ended
	Dec. 31, 2013	Dec. 31, 2012		Dec. 31, 2013	Dec. 31, 2012
Cost of sales (1)	$153.5	$154.0	Revenue (1)	$191.5	$189.3
Days in quarter	92	92	Days in quarter	92	92

Cost of sales per day (1)	$1.67	$1.67	Revenue per day (1)	$2.08	$2.06
Average inventory (1)	$94.4	$90.2	Trade receivables (1)	$78.5	$75.9

Days inventory	57	54	DSOs	38	37

Days inventory is calculated as follows:			DSOs is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day			Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory			Ending trade receivables ÷ Revenue per day = DSO’s
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

Accounts payable and accrued liabilities increased $0.4 million to $76.4 million as of December 31, 2013 from $76.0 million as of December 31, 2012 primarily due to an increase in SAR current liability, partially offset by a decline in accrued interest expense. A discussion of the SAR Plan is set forth below in this MD&A section entitled “Stock Appreciation Rights”.

Long-Term Debt and Liquidity

As of December 31, 2013, below is a summary of the items that provide liquidity to the Company:

•	Cash and loan availability of $50.3 million;

•	Access through February 2017 to a $200 million ABL facility;

•	Free cash flows of $35.3 million; and

•	Maturity dates of three years or more for over 65% of our debt.

The Company believes it has enough funds from cash flows from operating activities, funds available under the ABL and cash on hand to meet the capital expenditures and working capital requirements for at least the next twelve months.

The Company has a $200 million ABL facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of December 31, 2013, the Company had a total draw of $84.4 million against its ABL, which consisted of $79.5 million of borrowings, $2.2 million of standby letters of credit, and $2.7 million of documentary letters of credit. As of December 31, 2012, the total draw was $81.6 million, which consisted of $79.4 million of borrowings and $2.2 million of standby letters of credit. As of December 31, 2011, the total draw was $66.1 million, which consisted of $63.7 million of borrowings, $1.7 million of standby letters of credit, and $0.7 million of documentary letters of credit.

The Company had total cash and loan availability of $50.3 million as of December 31, 2013, $54.7 million as of December 31, 2012 and $58.0 million as of December 31, 2011. The decrease of $4.5 million in total cash and loan availability between December 31, 2012 and December 31, 2013 was primarily due to a $2.7 million increase in documentary letters of credit and a $3.4 million decrease in cash, partially offset by a $1.7 million increase in the borrowing base. The total draw combined with free cash flows and increases in other debt instruments were used to fund the redemptions in the aggregate amount of $38.7 million of Notes at par value. The decrease of $3.3 million in total cash and loan availability between December 31, 2011 and December 31, 2012 was primarily due to a $15.7 million increase in ABL borrowings largely offset by a $10.8 million increase in the borrowing base mainly due to a greater value placed on the manufacturing equipment as a result of the appraisal completed in connection with the amendment and extension of the ABL facility in February 2012. The increase in borrowings combined with free cash flows and increases in other debt instruments were used to fund the redemptions in the aggregate amount of $80.0 million of Notes at par value. The Company had cash and loan availability under its ABL facility exceeding $57 million as of March 11, 2014.

The ABL facility, at its inception in March 2008, was initially scheduled to mature in March 2013. In February 2012, the Company amended the ABL facility to extend its maturity date to February 2017. The new ABL facility maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s recently redeemed Notes) if the Notes have not been retired or if other conditions have not been met. However, the Notes were fully redeemed as of August 30, 2013 and all other conditions no longer apply and, therefore, the Company does not expect an acceleration of the ABL maturity date. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when loan availability drops below $25.0 million. The Company was above the $25.0 million threshold of loan availability during 2013 and had a fixed charge ratio greater than 1.0 to 1.0 as of December 31, 2013.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL facility lenders terminated. As of December 31, 2013, the Company had secured real estate mortgage financing of $24.4 million, including $14.8 million borrowed under the Real Estate Loan and $8.1 million borrowed in the second quarter of 2013 under the South Carolina Mortgage, leaving the Company the ability to obtain an additional $10.6 million of real estate mortgage financing.

On November 25, 2013, the Company entered into an amendment to its ABL facility increasing its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million. As of December 31, 2013, the Company had outstanding permitted purchase money debt of $21.7 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $23.3 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The terms of the arrangement include multiple individual finance leases, each of which have and will have a term of 60 months and a fixed interest rate of 2.74% for leases scheduled prior to January 1, 2013 and 2.90% for leases scheduled prior to January 1, 2014. The Company financed two schedules, $2.7 million and $2.6 million in 2012 at 2.74%, and two schedules, $2.2 million and $14.7 million in 2013 at 2.90%. In addition, as of December 31, 2013, the Company had borrowed $1.3 million under the Equipment Finance Agreement in the form of advanced fundings at a rate of 2.25%, which will be scheduled into finance leases with fixed terms of 60 months and a floating interest rate of 2.25% over 30-day LIBOR. Under the Equipment Finance Agreement, if the Company did not finance the full amount of $24.0 million by December 31, 2013, then the Company would have been required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded if the 3-Year SWAP rate decreased to less than 0.5%. While the Company did not finance the required amount by December 31, 2013, the Company did not pay a Reinvestment Premium because the 3-Year SWAP rate at December 31, 2013 was higher than 0.5%.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term of the loan. On November 25, 2013, the Company entered into an amendment to its Real Estate Loan facility increasing its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million, maintaining the alignment of the covenants within the Real Estate Loan and the ABL facility, which are cross-defaulted. The maturity of the Real Estate Loan may be accelerated if the ABL facility is not extended and if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. The notional value of the Real Estate Loan as of December 31, 2013 was $14.8 million. A portion of the Real Estate Loan may be required to be repaid early if any of the mortgaged properties are disposed of prior to October 31, 2022. The Real Estate Loan had an interest rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Since then, the interest rate on the Real Estate Loan has been 30-day LIBOR plus a loan margin between 225 and 275 basis points determined from a pricing grid as defined in the Real Estate Loan Agreement. The Real Estate Loan contains two financial covenants. The Company was in compliance with both financial covenants as of December 31, 2013. The loan is secured by certain of the Company’s real estate.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina to be utilized as its new South Carolina facility for $11.3 million and entered into the South Carolina Mortgage for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest is payable monthly and principal is amortized on a straight-line basis over ten years. The maturity of the South Carolina Mortgage may be accelerated if the ABL facility is not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceases to be an ABL lender by reason of the action of the Company. The notional value of the South Carolina Mortgage as of December 30, 2013 was $8.1 million, with an additional $2.1 million available to be loaned upon completion and appraisal of the building improvements to adapt the property for use as a manufacturing facility. The South Carolina Mortgage has an interest rate of 30-day LIBOR plus 215 basis points and contains two financial covenants. The Company was in compliance with both financial covenants as of December 31, 2013. The loan is secured solely by the Company’s Blythewood, South Carolina real estate. A default under the Company’s ABL will be deemed a default under the Company’s South Carolina Mortgage, Real Estate Loan and Equipment Financing Agreement.

As of August 30, 2013, the Company had redeemed in full the Notes bearing interest at 8.5%. The Indenture governing the Notes provided that they were redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value. On December 13, 2012, the Company redeemed an additional $55.0 million aggregate principal amount of its outstanding Notes at par value. On June 27, 2013, the Company redeemed an additional $20.0 million aggregate principal amount of its outstanding Notes at par value. The final $18.7 million aggregate principal amount of its outstanding Notes was redeemed at par value on August 30, 2013. The redemptions were funded through free cash flows combined with funds available under the ABL facility which were higher than they would have been as a result of the execution of the Real Estate Loan, Equipment Finance Agreement, and the South Carolina Mortgage.

Pension and Other Post-Retirement Benefit Plans

As noted in the March 31, 2013 unaudited interim condensed consolidated financial statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes, eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets. This change resulted in an income tax benefit, an increase to the net pension liability prior to remeasurement and, at remeasurement, a reclass between other comprehensive income, deficit and net earnings.

The impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million and an income tax benefit of $0.2 million for both of the years ended December 31, 2012 and 2011, respectively. The following table shows the impact of the retrospective application of the amended standard for each of the quarters for the years ended December 31, 2012 and 2011, respectively.

In the United States, certain union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the period ended September 30, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. Under Amended IAS 19 – Employee Benefits, the Company is required to recognize past service costs associated with benefit plan changes of $0.7 million immediately in Cost of sales.

Impact of Amended IAS 19-Employee Benefits Retrospective Application

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	$	$	$	$
Cost of sales	94	1,184	505	505

Gross profit (loss)	(94)	(1,184)	(505)	(505)
Gross margin	(0.1%)	(0.6%)	(0.2%)	(0.2%)

Operating profit (loss)	(94)	(1,184)	(505)	(505)
Income tax expense (benefit)	(40)	(40)	(41)	(41)

Net earnings (loss)	(54)	(1,144)	(464)	(464)

Earnings (loss) per share
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)

Adjusted net earnings (loss) (1)	(54)	(1,144)	(464)	(464)

Adjusted earnings (loss) per share (1)
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)
EBITDA (1)	(94)	(1,184)	(505)	(505)

Adjusted EBITDA (1)	(94)	(1,184)	(505)	(505)

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	$	$	$	$
Cost of sales	431	431	430	428

Gross profit (loss)	(431)	(431)	(430)	(428)
Gross margin	(0.2%)	(0.3%)	(0.2%)	(0.3%)

Operating profit (loss)	(431)	(431)	(430)	(428)
Income tax expense (benefit)	(39)	(37)	(37)	(37)

Net earnings (loss)	(392)	(394)	(393)	(391)

Earnings (loss) per share
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)
Adjusted net earnings (loss) (1)	(392)	(394)	(393)	(391)

Adjusted earnings (loss) per share (1)
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)
EBITDA (1)	(431)	(431)	(430)	(428)

Adjusted EBITDA (1)	(431)	(431)	(430)	(428)

(1)	The changes in these Non-GAAP measures represent only the retrospective application of Amended IAS 19-Employee Benefits resulting from the decrease in Net earnings (loss). For additional information regarding Non-GAAP measures refer to the Section entitled “Non-GAAP Measures” of this MD&A.

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $18.9 million as of December 31, 2013 as compared to $39.3 million as of December 31, 2012 and $36.8 million as of December 31, 2011. The decrease in the current year is primarily due to an increase in discount rate from 3.64% and 4.00% for US and Canadian plans, respectively, as of December 31, 2012 to 4.63% and 4.80% for US and Canadian plans, respectively, as of December 31, 2013. These changes resulted in a decrease in net present value of the liability and are partially offset by return on plan assets and annual contribution paid by the Company. For 2013, the Company contributed $4.3 million as compared to $5.6 million in 2012 and $4.3 million in 2011, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2014. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Cash Flows

Cash flows from operations before changes in working capital items increased in 2013 by $12.1 million or 15.4% to $90.8 million from $78.7 million in 2012. The increase in 2013 was primarily due to higher gross profit partially offset by an increase in cash costs related to manufacturing facility closures, restructuring and other related charges.

Cash flows from operations before changes in working capital items increased in 2012 by $24.5 million to $78.7 million from $54.2 million in 2011. The increase in 2012 was primarily due to higher gross profit partially offset by an increase in SG&A.

Cash flows from operations before changes in working capital items increased in the fourth quarter of 2013 by $1.6 million or 8.0% to $21.0 million from $19.4 million in the fourth quarter of 2012. The increase for the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to an increase in adjusted EBITDA partially offset by income taxes paid.

Cash flows from working capital items decreased in 2013 by $14.4 million or 250% to $8.6 million use of cash from $5.8 million source of cash in 2012. The decrease in the source of cash from working capital items in 2013 was primarily due to a one day increase in trade receivable DSOs in 2013 compared to a five day decrease in 2012 relating to an increase in the amount of revenue invoiced and collected early in the fourth quarter of 2012 compared to the fourth quarter of 2013, and higher payments in 2013 related to variable compensation costs accrued for in 2012. This decrease was partially offset by an environmental provision recorded in the first quarter of 2013 for the South Carolina Project.

Cash flows from working capital items increased in 2012 by $11.2 million to $5.8 million source of cash from $5.4 million use of cash in 2011. The increase in source of cash from working capital items in 2012 was primarily due to an increase in accounts payable and accrued liabilities and a decrease in trade receivables. The increase in accounts payable and accrued liabilities was primarily related to higher accrued variable compensation related to higher profitability and increased receipts of capital equipment for which payment had not been made. The decrease in trade receivables was primarily due to a decrease in DSOs.

Cash flows from working capital items decreased in the fourth quarter of 2013 by $10.5 million or 84.7% to a $1.9 million source of cash from a $12.4 million source of cash in the fourth quarter of 2012. The decrease in the source of cash in the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to a two day decrease in trade receivable DSOs from the third quarter of 2013 to the fourth quarter of 2013 compared to a seven day decrease from the third quarter of 2012 to the fourth quarter of 2012. The larger decrease in 2012 related to an increase in the amount of revenue invoiced and collected early in the fourth quarter of 2012 compared to the third quarter of 2012, and accordingly, cash collections increased prior to the end of the fourth quarter of 2012.

Cash flows used for investing activities increased in 2013 by $23.8 million or 113% to $44.9 million from $21.1 million in 2012. The increase in 2013 was primarily due to higher capital expenditures related to the South Carolina Project.

Cash flows used for investing activities increased in 2012 by $15.8 million to $21.1 million from $5.3 million in 2011. The increase in 2012 was primarily due to higher capital expenditures and the non-recurrence of a release of restricted cash related to the settlement of a lawsuit in 2011.

Cash flows used for investing activities increased in the fourth quarter of 2013 by $3.2 million or 34.4% to $12.4 million from $9.2 million in the fourth quarter of 2012. The increase for the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to higher capital expenditures related to the South Carolina Project.

Total expenditures in connection with property, plant and equipment were $46.8 million, $21.6 million and $14.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total expenditures in connection with property, plant and equipment were $12.3 million and $9.2 million for the fourth quarter of 2013 and 2012, respectively. The increase in capital expenditures from 2012 to 2013 was primarily related to the South Carolina Project.

Cash flows used in financing activities in 2013 were $40.5 million, including a $22.9 million net repayment of debt. Cash flows used in financing activities in 2012 were $62.0 million, including a $42.8 million net repayment of debt. The decrease of $21.6 million or 34.8% in cash flows used in financing activities was primarily due to a decrease in repayments of debt as a result of lower free cash flows related to an increase in capital expenditures for the South Carolina Project and lower interest payments resulting from Note redemptions in 2012 and 2013. These decreases were partially offset by increased payments of dividends in 2013.

Cash flows used in financing activities were $62.0 million, including a $42.8 million net repayment of debt in 2012. Cash flows used in financing activities were $42.9 million, including a $27.0 million net repayment of debt in 2011. The increase of $19.1 million in the cash flows used in financing activities was primarily due to an increase in repayments of debt and the payment of a dividend in 2012.

Cash flows used in financing activities in the fourth quarter of 2013 were $13.8 million, including an $8.0 million net repayment of debt. Cash flows used in financing activities in the fourth quarter of 2012 were $22.0 million, including a $15.8 million net repayment of debt. The decrease of $8.2 million or 37.4% used in financing activities in the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to a decrease in repayments of debt as a result of lower free cash flows related to an increase in capital expenditures for the South Carolina Project.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment and other assets, decreased in 2013 by $27.6 million or 43.8% to $35.3 million from $62.9 million in 2012. The 2013 decrease was primarily due to increased capital expenditures related to the South Carolina Project.

Free cash flows increased in 2012 by $28.2 million to $62.9 million from $34.7 million in 2011. The 2012 increase was primarily due to increased cash flows from operations partially offset by an increase in capital expenditures.

Free cash flows in the fourth quarter of 2013 were $10.6 million, a decrease of $12.0 million or 53.2% from $22.6 million in the fourth quarter of 2012. The decrease in free cash flows in the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to a decrease in the source of cash from trade receivables and an increase in capital expenditures.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Cash flows from operating activities	22.9	31.8	82.2	84.5	48.8
Less purchases of property, plant and equipment and other assets	(12.3)	(9.2)	(46.8)	(21.6)	(14.0)

Free cash flows	10.6	22.6	35.3	62.9	34.7

Financial Risk Management, Objectives and Policies

The Company is exposed to various financial risks including: foreign exchange rate risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s Management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

This section of the MD&A includes the significant highlights, events and transactions which have taken place in the course of the years ended December 31, 2013, 2012 and 2011 with respect to the Company’s financial risks and management thereof. For the years ended December 31, 2013 and 2012, the Company did not execute any financial risk management contracts. For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 21 to the Consolidated Financial Statements as of and for the year ended December 31, 2013.

In 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of nine monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in July 2011 through March 2012, at fixed exchange rates ranging from CDN$0.9692 to CDN$0.9766 to the US dollar and a series of five monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in March 2012 through July 2012, at fixed exchange rates ranging from CDN$1.0564 to CDN$1.0568 to the US dollar.

These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL, Real Estate Loan and other smaller components of debt.

In 2011, to mitigate the risk of a change in cash flows due to interest rate fluctuations on the Company’s variable rate ABL, the Company entered into an interest rate swap agreement (the “Swap Agreement”), designated as a cash flow hedge which expired on September 22, 2011. The terms of this Swap Agreement were as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Swap Agreement matured in September 2011	40,000,000	Monthly	3.35

There have been no material changes with respect to the Company’s financial risks and management thereof during 2013.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2013:

Contractual Obligations

(In millions of US dollars)

(Unaudited)

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations	105.3	3.9	5.2	91.3	5.0
Finance lease obligations	26.5	4.8	9.7	8.8	3.1

Pensions and other post-retirement benefits - defined benefit plans (2)	6.1	6.1	—	—	—

Pensions and other post-retirement benefits - defined contribution plans (3)	3.0	3.0	—	—	—
Operating lease obligations	14.1	2.3	4.1	3.8	3.9
Equipment purchase commitments	12.9	12.9	—	—	—
Utilities contract obligations (4)	30.1	0.7	6.2	6.3	16.9
Other provisions	5.7	1.7	2.4	0.1	1.5

Total	203.7	35.5	27.5	110.3	30.4

(1)	“Less than 1 year” represents 2014, “1-3 years” represents 2015 and 2016, “3-5 years” represents 2017 and 2018, while “After 5 years” includes amounts for later periods.
(2)	Defined benefit plan contributions represent the amount the Company expects to contribute in 2014. Defined benefit plan contributions beyond 2014 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavorable impact on the Company’s future pension and other-retirement benefits funding obligations as well as net periodic benefit cost.
(3)	Defined contribution plan contributions represent the obligation recorded at December 31, 2013 to be paid in 2014. Certain defined contribution plan contributions beyond 2014 are not determinable since contribution to the plan is at the discretion of the Company.
(4)	The Company entered into a ten-year electricity service contract at a manufacturing facility. The service date of the contract is expected to commence in the second quarter of 2014. The Company will then be committed to monthly minimum usage requirements over the term of the contract. The figures included in the table above are estimates of electricity utilization and do not include penalties of up to $17.0 million for early contract termination. The Company does not expect to cancel the contract prior to the end of its term.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 SAR Plan in lieu of granting stock options in 2012. The purpose of the 2012 SAR Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain key employees necessary for the Company’s long-term success. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

A SAR is granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the TSX on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests. At December 31, 2013, the aggregate intrinsic value of vested awards was $1.8 million.

Capital Stock and Dividends

As of December 31, 2013 there were 60,776,649 common shares of the Company outstanding.

During the year ended December 31, 2013, 830,000 stock options were granted at a weighted average exercise price of CDN$12.19 and a weighted fair market value of US$3.69 and 1,151,610 stock options were exercised with proceeds totalling $3.8 million.

During the year ended December 31, 2012, no stock options were granted and 663,989 stock options were exercised. Proceeds from the options exercised totalled $2.0 million.

During the year ended December 31, 2011, 875,000 stock options were granted at a weighted average exercise price of CDN$1.66 and a weighted fair market value of USD$1.03. No stock options were exercised in 2011.

During the fourth quarter of 2013, no stock options were granted or exercised. During the fourth quarter of 2012, 451,489 stock options were exercised with proceeds totalling $1.5 million.

The Company paid a dividend of $0.08 per common share on April 10, 2013 to shareholders of record at the close of business on March 25, 2013.

On August 14, 2013, the Board of Directors amended the Company’s dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment and concurrently declared a dividend of $0.08 per common share, paid on September 30, 2013 to shareholders of record at the close of business September 16, 2013.

The Company paid a dividend of $0.08 per common share on December 30, 2013 to shareholders of record at the close of business December 16, 2013.

On February 6, 2014, the Board of Directors declared a dividend of $0.08 per common share payable on March 31, 2014 to shareholders of record at the close of business March 19, 2014. The estimated amount of this dividend payment is $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of February 6, 2014.

The dividends paid and payable by the Company on April 10, 2013, September 30, 2013, December 30, 2013, and March 31, 2014 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

Litigation

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the U.S. District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company has paid Multilayer the full settlement amount in 2013, which settled all outstanding issues between the parties. The terms of the settlement agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The settlement has not had, and is not anticipated to have, any material effect on the Company’s continuing operations.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Please refer to Note 5 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding income taxes.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Please refer to Note 12 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding impairment testing of long-term assets.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Please refer to Note 17 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Please refer to Note 5 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding income taxes.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Please refer to Note 21 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding the fair value measurement of financial instruments.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to computers and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Please refer to Note 21 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, resolution of a contingent liability and severance and other provisions. Please refer to Note 14 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment costs requires the selection of an appropriate pricing model and data and consideration as to the volatility of the Company’s own stock, the probable life of stock options granted and the time of exercise of those stock options. The model used by the Company is the Black-Scholes pricing model. Please refer to Note 15 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding stock-based payments.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

The IASB aims to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, the replacement standard. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and financial liabilities as well as the chapter dealing with hedge accounting have been published. The chapter dealing with impairment methodology is still being developed. In November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. In addition, in November 2013, the IASB decided to defer to a date to be announced the implementation of IFRS 9. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements and does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

IAS 36 – Impairment of Assets: Requires disclosure of the recoverable amount of an asset (including goodwill) or a CGU when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs to sell, the valuation techniques and key assumptions must also be disclosed. The new requirements apply prospectively and are effective for annual periods beginning on or after January 1, 2014. Management does not expect a significant impact from Amended IAS 36 on the consolidated financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Summary of Quarterly Results

A table of unaudited Consolidated Quarterly Statements of Earnings (Loss) for the twelve most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and the Interim Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Interim Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2013 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2013, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR (www.sedar.com), the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”) and are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as current beliefs and assumptions of the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated savings from the Company’s manufacturing plant rationalization initiatives, anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company does not undertake any obligation to publicly update these statements unless applicable securities laws require it to do so.